

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 66698 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Westland Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34060 North 87th Way
(No. and Street)

Scottsdale, (City) Arizona (State) 85262 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wayne Gilpin (480) 575-1066
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
(Name – *if individual, state last, first, middle name*)

220 S. State Street, #1910 (Address) Chicago, (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Wayne Gilpin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westland Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Sworn and subscribed to me on the 27th day of March, 2007.

President

Title



Notary Public


Official Seal
Erica Tebo
Notary Public State of Illinois
Cook County
My Commission Expires
February 26, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BRADFORD R. DOOLEY & ASSOCIATES**
*Accountants and Auditors*
**220 SOUTH STATE STREET - SUITE 1910**
**CHICAGO, ILLINOIS 60604**

*Member*
**AMERICAN INSTITUTE OF**
**CERTIFIED PUBLIC ACCOUNTANTS**
**ILLINOIS CPA SOCIETY**

**TELEPHONE**
**(312) 939-0477**

**FAX**
**(312) 939-8739**

## INDEPENDENT AUDITOR'S REPORT

To the Member
Westland Securities, LLC
Scottsdale, AZ 85262

I have audited the accompanying statement of financial condition of Westland Securities, LLC as of December 31, 2006, and the related statements of income (loss), changes in member's capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westland Securities, LLC as of December 31, 2006, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountant

Chicago, Illinois
March 27, 2007

**WESTLAND SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2006**

## ASSETS

| | |
|---|---|
| Cash in bank | $ 7,636 |
| Other assets | 314 |
| Total assets | $ 7,950 |

## LIABILITIES AND MEMBER'S CAPITAL

| | |
|---|---|
| **Liabilities** | $ -0- |
| **Member's Capital** | 7,950 |
| Total liabilities and members' capital | $ 7,950 |

The accompanying notes to the financial statements are an integral part of this statement.

**WESTLAND SECURITIES, LLC**
**STATEMENT OF INCOME (LOSS)**
**FOR THE YEAR ENDED DECEMBER 31, 2006**

| | | |
|---|---|---|
| **Revenues** | | $ -0- |
| | | |
| **Expenses** | | |
| Registration and fees | 757 | |
| Professional fees | 3,414 | |
| Other operating expenses | 978 | |
| Total operating expenses | | 5,149 |
| Net income (loss) | | $ (5,149) |

The accompanying notes to the financial statements are an integral part of this statement.

**WESTLAND SECURITIES, LLC**
**STATEMENT OF CHANGES IN MEMBER'S CAPITAL**
**FOR THE YEAR ENDED DECEMBER 31, 2006**

| | Member's Capital |
|---|---|
| Balance January 1, 2006 | $ 11,099 |
| Add: Member capital contributions | 2,000 |
| Net income (loss) for the year ended December 31, 2006 | (5,149) |
| Balance December 31, 2006 | $ 7,950 |

The accompanying notes to the financial statements are an integral part of this statement.

**WESTLAND SECURITIES, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2006**

| | | |
|---|---|---|
| **Cash Flows From (Applied To) Operating Activities** | | |
| Net income (loss) | $ (5,149) | |
| Adjustments to reconcile net income to net cash provided by (applied to) operating activities: | | |
| (Increase) Decrease in: | | |
| Accounts receivable | 512 | |
| Other assets | 489 | |
| Increase (Decrease) in: | | |
| Accounts payable | (150) | |
| Net cash from (applied to) operating Activities | | $ (4,298) |
| **Cash Flows From (Applied To) Financing Activities** | | |
| Member's capital contribution | 2,000 | |
| Net cash from (applied to) financing activities | | 2,000 |
| Net increase (decrease) in cash and cash equivalents | | (2,298) |
| **Beginning Cash, January 1, 2006** | | 9,934 |
| **Ending Cash December 31, 2006** | | $ 7,636 |
| **Supplemental Disclosures** | | |
| Interest paid during 2006 | | $ -0- |
| Income taxes paid during 2006 | | $ -0- |

The accompanying notes to the financial statements are an integral part of this statement.

**WESTLAND SECURITIES, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2006**

## NOTE 1 ORGANIZATION

**Description of the Partnership**

Westland Securities, LLC is an Arizona limited liability company, which was formed on August 19, 2004. The Company remained inactive until October 11, 2004 when it became a registered broker/dealer. The Company became a member of the National Association of Securities Dealers on January 11, 2005.

The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is primarily engaged in the business of the private placement of securities, sale of tax shelters and limited partnerships and providing advisory and consulting services to issuers.

## NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Westland Securities, LLC in preparing the accompanying financial statements is set forth below.

**Accounting Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash Equivalent**

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

**Revenue Recognition**

Fees and associated receivables are recorded at the time that services are provided and the income is reasonably determinable.

**Income Taxes**

No provision or credit has been made for Federal income taxes, as the Company's income (loss) is directly allocable for income tax purposes to the individual members.

## NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater as these terms are defined.

Net Capital and aggregate indebtedness change from day to day, but at December 31, 2006, the Company had net capital and net capital requirements of $7,636 and $5,000 respectively. The net capital rule may effectively restrict payment of cash distributions to the member.

## SUPPLEMENTARY SCHEDULES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Westland Securities, LLC as of 12/31/06

### COMPUTATION OF NET CAPITAL

| Line | Item | Code | Amount | Code | Amount | Code |
|---|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | | $ 7,950 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital | | | 19 | ( ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | | 7,950 | 3500 |
| 4. | Add: | | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | | $ 7,950 | 3530 |
| 6. | Deductions and/or charges: | | | | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | 17 | $ 314 | 3540 | | |
| | B. Secured demand note delinquency | | | 3590 | | |
| | C. Commodity futures contracts and spot commodities – proprietary capital charges | | | 3600 | | |
| | D. Other deductions and/or charges | | | 3610 | ( 314 ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | | 3630 |
| 8. | Net capital before haircuts on securities positions | | | 20 | $ 7,636 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | | |
| | A. Contractual securities commitments | | $ | 3660 | | |
| | B. Subordinated securities borrowings | | | 3670 | | |
| | C. Trading and investment securities: | | | | | |
| | 1. Exempted securities | 18 | | 3735 | | |
| | 2. Debt securities | | | 3733 | | |
| | 3. Options | | | 3730 | | |
| | 4. Other securities | | | 3734 | | |
| | D. Undue Concentration | | | 3650 | | |
| | E. Other (List) | | | 3736 | ( -0- ) | 3740 |
| 10. | Net Capital | | | | $ 7,636 | 3750 |

30

OMIT PENNIES

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS Part IIA filing.

See Auditor's Report.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER Westland Securities, LLC as of 12/31/06

## COMPUTATION OF NET CAPITAL REQUIREMENT

**Part A**

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6⅔% of line 19) | | $ -0- | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | $ 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | | $ 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | | $ 2,636 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | 22 | $ 7,636 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | |
|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | $ -0- | 3790 |
| 17. Add: | | | | |
| A. Drafts for immediate credit | 21 $ | 3800 | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | |
| C. Other unrecorded amounts (List) | $ | 3820 | $ | 3830 |
| 18. Total aggregate indebtedness | | | $ -0- | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | | % -0- | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | % | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | | $ | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | 23 | $ | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) | | $ | 3760 |
| 24. Excess capital (line 10 less 23) | | $ | 3910 |
| 25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000 | | $ | 3920 |

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS Part IIA filing.

See Auditor's Report.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Westland Securities, LLC as of 12/31/06

### EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .......... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .......... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 [4335] K(2)i [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .......... [4580]

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| | Type of Proposed Withdrawal or Accrual (See below for code) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|---|
| 31 | [4600] | [4601] | [4602] | [4603] | [4604] | [4605] |
| 32 | [4610] | [4611] | [4612] | [4613] | [4614] | [4615] |
| 33 | [4620] | [4621] | [4622] | [4623] | [4624] | [4625] |
| 34 | [4630] | [4631] | [4632] | [4633] | [4634] | [4635] |
| 35 | [4640] | [4641] | [4642] | [4643] | [4644] | [4645] |

Total $ 36 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

| WITHDRAWAL CODE: | DESCRIPTIONS |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |

See Auditor's Report.

**BRADFORD R. DOOLEY & ASSOCIATES**
*Accountants and Auditors*
**220 SOUTH STATE STREET - SUITE 1910**
**CHICAGO, ILLINOIS 60604**

*Member*
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Member
Westland Securities, LLC

In planning and performing my audit of the financial statements of Westland Securities, LLC (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above. However, my study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Westland Securities, LLC for the year ended December 31, 2006 and this report does not affect my report thereon dated March 27, 2007.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountant

Chicago, Illinois
March 27, 2007

END